UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission file number 001-41800

Arm Holdings plc

110 Fulbourn Road Cambridge United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Rene Haas Appointment to SoftBank Group International

On April 21, 2026, Arm Holdings plc (the “Company”) announced that its Chief Executive Officer, Rene Haas, will assume the expanded role of Chief Executive Officer of SoftBank Group International (“SBGI”), an operating platform that oversees certain subsidiaries of our controlling shareholder, SoftBank Group Corp., effective April 20, 2026. This position builds on Mr. Haas’s existing role as a director of SoftBank Group Corp. and is intended to support coordination across SoftBank Group Corp.’s portfolio of companies focusing on semiconductors and artificial intelligence development, with the aim of further enhancing operational efficiency.

Mr. Haas’s role at SBGI is expected to be limited and part-time and is not intended to detract from his responsibilities at the Company. Mr. Haas will continue to serve as the Company’s Chief Executive Officer and a member of its Board of Directors.

The information contained in this report on Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: April 21, 2026	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)